                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                      REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year end December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

     For the transition period from __________ to __________

                        Commission File Number: 000-20202

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          CREDIT ACCEPTANCE CORPORATION

                     25505 West Twelve Mile Road, Suite 3000
                         Southfield, Michigan 48034-8339

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

                                                                                                        PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                   3

FINANCIAL STATEMENTS:

   Statements of Assets Available for Benefits as of December 31, 2004 and 2003                           4

   Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2004             5

   Notes to Financial Statements                                                                        6-9

SUPPLEMENTAL SCHEDULES:                                                                                  10

   Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year) as of
     December 31, 2004                                                                                   11

   Form 5500, Schedule H, Question 4a -- Delinquent Participant Contributions for the
     Year Ended December 31, 2004                                                                        12

   NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES                                                                                               13

EXHIBIT INDEX                                                                                            14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Credit Acceptance Corporation
401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statements of assets available for benefits of Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets (held at end of year) as of December 31, 2004, and (2) delinquent participant contributions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Detroit, Michigan
July 12, 2005

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

                                             2004                  2003
ASSETS:
  Investments--at fair value:
    Investments                           $ 6,810,189           $5,527,944
    Participant loans                         301,091              200,387
                                          -----------           ----------

           Total investments                7,111,280            5,728,331
                                          -----------           ----------

  Receivables:
    Employer contributions                     17,032                5,118
    Participants contributions                133,319               84,202
    Other                                         131                 (265)
                                          -----------           ----------

           Total receivables                  150,482               89,055
                                          -----------           ----------

ASSETS AVAILABLE FOR BENEFITS             $ 7,261,762           $5,817,386
                                          ===========           ==========

See notes to financial statements.

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Interest and dividends                                   $   115,620
  Net appreciation of investments                              803,572
                                                           -----------

           Net investment income                               919,192
                                                           -----------
  Contributions:
    Employer                                                   299,537
    Participants                                             1,427,616
    Rollovers                                                   29,774
                                                           -----------

           Total contributions                               1,756,927
                                                           -----------

           Total additions                                   2,676,119
                                                           -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Loan fees                                                      6,450
  Benefits paid to participants                              1,216,478
  Other fees                                                     8,815
                                                           -----------

           Total deductions                                  1,231,743
                                                           -----------

            Net increase                                     1,444,376

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                          5,817,386
                                                           -----------

  End of year                                              $ 7,261,762
                                                           ===========

See notes to financial statements.

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

      The following brief description of the Credit Acceptance Corporation (the "Company") 401(k) Profit Sharing Plan and Trust (the "Plan"), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL -- The Plan is a defined contribution plan available to all salaried and hourly-rated employees of the Company who have 90 days of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS -- Participants may contribute up to 20% of their annual compensation, subject to current Internal Revenue Service ("IRS") limitations of $13,000 and $12,000 in 2004 and 2003, respectively, and other limitations based upon the participants' compensation level. Contributions withheld from an employee's pay on a pretax basis are not taxable until withdrawn from the Plan by the participant. The Company makes matching contributions equal to $0.50 for every $1.00 of elective deferred contributions made by each active participant, not to exceed $1,250 annually. Prior to January 1, 2004, the Company made matching contributions equal to $0.25 for every $1.00 of elective deferred contributions made by each active participant, not to exceed $625 annually. Other contributions made by the Company are at its discretion.

      PARTICIPANT ACCOUNTS -- Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan.

      VESTING -- Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company contributions portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service.

      FORFEITURES -- In the event a participant's employment at the Company is terminated and the participant is not vested in the Company's matching contributions and resulting earnings, that portion is forfeited upon distribution of the vested portion. Forfeited amounts are used to reduce future employer contributions. Forfeitures amounted to $14,403 during the year ended December 31, 2004.

      LOANS -- Subject to predefined conditions and terms, a participant may borrow from their fund accounts up to 50% of the participant's vested fund balance, not to exceed $50,000.

      PAYMENT OF BENEFITS -- On termination of service due to death, disability, or retirement, a participant may elect to receive the value of the participant's vested fund balance in either a lump-sum amount or in installment payments.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION -- The accompanying financial statements have been prepared on the accrual basis of accounting.

      USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and the reported amounts of additions and deductions from assets available for benefits during the reported period. Actual results could differ from those estimates. The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

      VALUATION OF INVESTMENTS AND INCOME RECOGNITION -- Investments are recorded at fair value as determined by the trustee of the Plan using quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      PAYMENTS OF BENEFITS -- Benefits are recorded when paid.

      EXPENSES -- Certain Plan expenses are paid by the Company.

3.    INVESTMENTS

      ABN AMRO Trust Services Company ("ABN") is the Plan trustee. As of December 31, investments representing 5% or more of the Plan's assets available for benefits are as follows:

                                                  2004              2003
ABN AMRO S&P 500 Index                         $   900,548       $   951,783
Euro-Pacific Growth Fund                           865,249           756,168
Veredus Aggregate Growth Fund                      832,636           646,804
ABN AMRO Income Plus Fund                          808,275           740,520
Franklin Balance Sheet                             796,307           523,174
ABN AMRO Balanced Fund                             485,014           685,361
Credit Acceptance Stock Trust                      575,575           204,929
ABN AMRO Growth Fund                               429,264           306,100
ABN AMRO Mid Cap Fund                              429,182           234,177
Washington Mutual                                  365,207           202,953
ABN AMRO Bond Fund                                 322,739           275,881
Other                                                  193                94
                                               -----------       -----------
Total investments                              $ 6,810,189       $ 5,527,944
                                               ===========       ===========

      During the year ended December 31, 2004, the Plan's mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

ABN AMRO S&P 500 Index                           $  86,502
Veredus Aggregate Growth Fund                      138,006
Euro-Pacific Growth Fund                           120,374
Franklin Balance Sheet                             134,321
Credit Acceptance Stock Fund                       217,654
ABN AMRO Balanced Fund                             (11,534)
ABN AMRO Growth Fund                                23,017
ABN AMRO Mid Cap Fund                               46,313
ABN AMRO Income Plus Fund                           28,343
Washington Mutual                                   21,305
ABN AMRO Bond Fund                                    (729)
                                                 ---------
Net appreciation of investments                  $ 803,572
                                                 =========

4.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by ABN AMRO Trust Services Company. ABN AMRO Trust Services Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.    TAX STATUS

      The Company has adopted a standardized prototype plan sponsored by ABN. The IRS has issued a favorable opinion letter dated August 30, 2001, in regards to the form of the ABN prototype plan. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, no provision for income taxes has been included in the Plan's financial statements.

7.    NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

      The Company remitted certain participant catch-up contributions from multiple periods in 2004 totaling $7,363 to the trustee on March 11, 2005, which was later than required by Department of Labor ("DOL") Regulation 2510.3-102.

      The Company filed Form 5330 with the IRS and paid the required excise tax on the transactions. In addition, participant accounts were credited with the amount of investment income which would have been earned had the participant contributions been remitted on a timely basis.

                                     ******

                             SUPPLEMENTAL SCHEDULES

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i --
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

                                                        (c)              (e)
(a)                             (b)                 DESCRIPTION        CURRENT
                          IDENTITY OF ISSUE        OF INVESTMENT        VALUE
*    ABN AMRO Trust Services Company:
*      ABN AMRO Income Plus Fund                    Mutual Fund      $     808,275
*      ABN AMRO Bond Fund                           Mutual Fund            322,739
*      ABN AMRO Balance Fund                        Mutual Fund            485,014
*      ABN AMRO S&P 500 Index                       Mutual Fund            900,548
       Franklin Balance Sheet                       Mutual Fund            796,307
*      ABN AMRO Growth Fund                         Mutual Fund            429,264
       Veredus Aggregate Growth Fund                Mutual Fund            832,636
       Euro-Pacific Growth Fund                     Mutual Fund            865,249
       Washington Mutual                            Mutual Fund            365,207
*      ABN AMRO Mid Cap Fund                        Mutual Fund            429,182
       Liquidity Fund                               Mutual Fund                193
*      Credit Acceptance Stock Trust                Stock Trust            575,575
                                                                     -------------

                Total investments                                        6,810,189

*    Loans to participants, 6.00% to 11.50% maturing
       at various dates not exceeding five years                           301,091
                                                                     -------------

       TOTAL INVESTMENTS                                             $   7,111,280
                                                                     =============

*  Party-in-interest

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST

FORM 5500, SCHEDULE H, QUESTION 4a --
DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2004

QUESTION 4a, "DID THE EMPLOYER FAIL TO TRANSMIT TO THE PLAN ANY PARTICIPANT
  CONTRIBUTIONS WITHIN THE TIME PERIOD DESCRIBED IN 29 CFR 2510.3-102," WAS ANSWERED "YES."

                   RELATIONSHIP TO PLAN,
IDENTITY OF PARTY   EMPLOYER, OR OTHER
     INVOLVED       PARTY-IN-INTEREST              DESCRIPTION OF TRANSACTION                  AMOUNT
Credit Acceptance  Employer/Plan Sponsor   Participant contributions for employees were not    $7,363
  Corporation                              funded within the time period prescribed by
                                           DOL Regulation 2510.3-102. A small portion of
                                           participant contributions from multiple periods
                                           in 2004 were deposited on March 11, 2005.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       CREDIT ACCEPTANCE CORPORATION
                                       401(k) PROFIT SHARING PLAN AND TRUST

Date: July 14, 2005                    By: /s/ Douglas W. Busk
                                           ---------------------------
                                               Douglas W. Busk
                                               Treasurer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER              DESCRIPTION
-------   --------------------------------
23.1      Consent of Deloitte & Touche LLP